Exhibit 21

Listing of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization

VIASPACE Green Energy Inc.	British Virgin Islands
Inter-Pacific Arts Corp.	British Virgin Islands
Guangzhou Inter-Pacific Arts Corp.	People’s Republic of China
Direct Methanol Fuel Cell Corporation	Delaware
Ionfinity LLC	Delaware